

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

Via U.S. Mail and Fax (231) 933-0757

Mr. Ronald E. Huff
Chief Financial Officer
Aurora Oil & Gas Corporation
4110 Copper Ridge Road, Suite 100
Traverse City, MI 49684

> **Re:** **Aurora Oil & Gas Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-32888**
>
> **Form 10-Q for the Period Ended September 30, 2007**
> **Filed November 14, 2007**

Dear Mr. Huff:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended December 31, 2006

Consolidated Statements of Operations, page 44

1. Revise your line item presentation to comply with SAB 11:B.

Note 3. Basis of Presentation and Summary of Significant Accounting Policies
Asset Retirement Obligation, page 50

2. Tell us and disclose the factors that resulted in your revisions of estimated liabilities
    for your asset retirement obligation.

Income (Loss) per Share, page 53

3. We note that stock options, warrants, and redeemable convertible preferred shares
    were excluded from the computation of diluted loss per share because the effect of
    assumed exercises or conversions was anti-dilutive. Expand your disclosure to
    quantify the number of shares excluded from your computation. Refer to SFAS No.
    128, paragraph 40(c) and Illustration 2 at paragraph 151.

Note 8. Shareholders' Equity
Common Stock – 2006, page 61

4. We note in December 2005 through early February 2006, the Company reduced the
    exercise price of certain outstanding stock options and warrants in order to encourage
    early exercise of these securities. Citing the authoritative literature you used, tell us
    and disclose how you accounted for this reduction in the exercise price and quantify
    the amount of stock-based compensation expense recognized from the reduction.

Note 15. Fourth Quarter Adjustments, page 68

5. Tell us and disclose why you consider your adjustments for depreciation, depletion
    and amortization to be the result of a change in estimates and not the correction of an
    error as defined in SFAS No. 154 – Accounting Changes and Error Corrections. Rule
    4-10(c)(3) of Regulation S-X states that amortization of costs shall be based on the
    unit-of-production basis using proved oil and gas reserves. Your change from using
    proved developed reserves to all proved reserves would appear to be an error in
    application of GAAP, not a change in estimate.

6. Revise your disclosure to clarify your original and new methodologies for
    capitalizing interest. Your current disclosure is not clear. Tell us and disclose how

your methodology complies with paragraphs 12-16 of SFAS No. 34. Tell us why your change in accounting treatment is considered a change in estimate instead of a change in the method of applying an accounting principle. We may have further comments.

Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Natural Gas Reserves, page 70

7. Please remove the subtotal "Future net cash flows before income taxes" from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69.

Changes in Standardized Measure of Discounted Future Cash Flows, page 71

8. We note the significant changes within your detailed line items for revisions to reserves provided in prior years. Tell us and disclose the factors behind some of these changes – specifically the net change in prices and production costs, revisions in quantity estimates, accretion of discount, and other.

Form 10-Q for the period ended March 31, 2007

Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Asset Retirement Obligation, page 9

9. We note effective January 1, 2007, based on reserve study by an independent reserve engineering firm, the estimated life of your wells was increased by 10 years for an estimated life of 50 years per well. Please identify the expert in your disclosure. Additionally, tell us why you have not filed a related consent as an exhibit in accordance with Item 601 of Regulation S-K.

Engineering comments:

General

10. Please provide us with a copy of your reserve reports as of December 31, 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Supplemental Reserve Information, page 69

11. Please revise your document to include appropriate explanations for all significant reserve changes in the year to year reserves table. We note revisions that appear to be large in 2005, large volumes of extensions and discoveries in both 2005 and 2006 and large purchases of reserves in 2006. See paragraph 11 of SFAS 69 for guidance.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 70

12. We note your 2006 estimate of future development costs of $37.3 million dollars to develop proved undeveloped reserves of 70.5 BCFe and your 2005 estimate of $15.1 million to develop 18.7 BCFe. Please reconcile the fact that your 2005 estimate of future development costs are approximately $0.81 per Mcfe as compared to your 2006 estimate of $0.53 per Mcfe.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Questions regarding the engineering comments can be directed to Jim Murphy at (202) 551 -3703.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant